ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(Unaudited)

NOTICE OF AUDITOR’S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Presented in Canadian dollars)

	Notes	March 31, 2013	December 31, 2012
		(Unaudited)	(Audited)
Assets
Exploration and evaluation assets	7	$15,506,178	$14,519,189
Property, plant and equipment	9	11,561	14,655
Total non-current assets		15,517,739	14,533,844

Marketable securities	8	50,400	74,550
Prepaid expenses		26,864	26,790
Accounts receivable		18,041	10,714
Cash and cash equivalents		234,452	330,330
Total current assets		329,757	442,384

Total assets		$15,847,496	$14,976,228

Equity
Share capital	5	$22,783,387	$22,783,387
Reserves	5	5,802,777	5,034,489
Deficit		(15,345,101)	(13,202,728)
Total shareholders’ equity		15,241,063	14,615,148

Liability
Accounts payable and accrued liabilities		172,649	126,840
Due to related parties	10	183,784	134,240
Loan	10	250,000	100,000
Total current liabilities		606,433	361,080

Total equity and liabilities		$15,847,496	$14,976,228

Nature of operations and going concern (Note 1)
Subsequent event (Note 13)

These consolidated financial statements were authorized for issue by the Board of Directors on May 28, 2013. They are signed on the Company's behalf by:

“John R. Wilson”	Director	“Mark T. Brown”	Director
John R. Wilson		Mark T. Brown

See accompanying notes to condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three months ended March 31

(Presented in Canadian dollars; Unaudited)

	Notes	2013	2012

Expenses
Professional fees		$75,734	$46,498
Management and consulting fees		23,583	20,404
Corporate development		15,116	14,955
Filing fees		7,798	5,800
Shareholders’ communication		7,349	6,583
Office		3,649	5,489
Insurance		3,627	3,578
Depreciation	9	3,094	3,411
Share-based payments	5(c)	2,576	11,968
Rent		2,250	2,250
Transfer agent fees		1,030	1,249
Travel		650	750
Bank charges and interest		410	480
Foreign exchange loss/(gain)		(1,527)	5,619
Total expenses		(145,339)	(129,034)

Other items:
Other income		2,637	-
Interest income		329	1,276
		2,966	1,276

Loss before tax		(142,373)	(127,758)
Income tax		-	-

Net loss		(142,373)	(127,758)
Exchange differences on translation of foreign operations		781,862	692,187
Available for sale marketable securities	8	(16,150)	26,000
Total Comprehensive income (loss) for the period		$623,339	$590,429

Loss per share – basic and diluted	6	$-	$-

Weighted average number of common shares outstanding		59,130,884	59,130,884

See accompanying notes to condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Changes in Equity

Presented in Canadian dollars)

				Reserves
Issued and outstanding	Notes	Number of Shares	Share Capital	Warrants	Equity Settled employee benefits	Agent’s warrants	Available for sale marketable securities	Foreign currency translation	Deficit	Total Equity
Balance as at December 31, 2011 (Audited)		59,130,884	$ 22,783,387	$ 2,933,974	$ 2,464,689	$ 75,777	$ (34,500)	$ (946,008)	$ (12,713,043)	$ 14,564,276
Share-based payments	5(c)	-	-	-	11,968	-	-	-	-	11,968
Comprehensive (loss) for the period		-	-	-	-	-	26,000	692,187	(127,758)	590,429
Balance as at March 31, 2012 (Unaudited)		59,130,884	22,783,387	2,933,974	2,476,657	75,777	(8,500)	(253,821)	(12,840,801)	15,166,673
Share-based payments		-	-	-	13,221	-	-	-	-	13,221
Comprehensive (loss) for the period		-	-	-	-	-	27,050	(229,869)	(361,927)	(564,746)
Balance as at December 31, 2012 (Audited)		59,130,884	22,783,387	2,933,974	2,489,878	75,777	18,550	(483,690)	(13,202,728)	14,615,148
Share-based payments	5(c)	-	-	-	2,576	-	-	-	-	2,576
Comprehensive income for theperiod		-	-	-	-	-	(16,150)	781,862	(142,373)	623,339
Balance as at March 31, 2013 (Unaudited)		59,130,884	$ 22,783,387	$ 2,933,974	$ 2,492,454	$ 75,777	$ 2,400	$ 298,172	$ (13,345,101)	$ 15,241,063

See accompanying notes to condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31

(Presented in Canadian dollars; Unaudited)

	2013	2012

Cash provided by (used in)
Operating activities
Net loss	$(142,373)	$(127,758)
Adjustments to reconcile to net cash flows from operating activities:
Depreciation	3,094	3,411
Share-based payments	2,576	11,968
Shares received as option proceeds	(2,637)	-
	(139,340)	(112,379)
Changes in non-cash working capital items:
Accounts receivable	(7,327)	555
Prepaid expenses	(74)	6,648
Accounts payable and accrued liabilities	70,724	(150,537)
Due to related parties	49,544	6,353
	(26,473)	(249,360)

Investing activities
Exploration and evaluation assets	(267,755)	(564,434)
Proceeds from sale of marketable securities	10,637	-
	(257,118)	(564,434)

Financing activities
Loan	150,000	-
	150,000	-

Effects of exchange rate changes on behalf of cash held in foreign currencies	37,713	98,950
Change in cash and cash equivalents	(95,878)	(714,844)
Cash and cash equivalents, beginning of the period	330,330	1,266.436
Cash and cash equivalents, end of the period	$234,452	$551,592

Cash and cash equivalents consist of:
Cash	$214,452	$531,592
GIC investments	20,000	20,000
	$234,452	$551,592
Supplemental disclosure with respect to cash flows
Other items:
Interest received	$329	$1,276

See accompanying notes to condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars)

	Balance January 1, 2012	Expenditures (write- off/ foreign exchange movement)	Balance, December 31 2012	Expenditures (write- off/ foreign exchange movement)	Balance, March 31, 2013
	(Audited)
Santa Gertrudis Property
Acquisition costs	$ 5,498,844	$ -	$ 5,498,844	$ -	$ 5,498,644
Annual mining taxes	984,500	248,837	1,233,337	106,631	1,339,968
Assaying	477,567	5,688	483,255	-	483,255
Camp and general	501,677	21,406	523,083	4,637	527,720
Drilling	1,712,543	-	1,712,543	-	1,712,543
Environmental costs	12,806	-	12,806	-	12,806
Field costs	23,164	-	23,164	-	23,164
Foreign value added tax credit	215,899	(57,414)	158,485	(94,121)	64,364
Geology	1,332,737	93,059	1,425,796	15,428	1,441,224
Geophysical	793,870	-	793,870	-	793,870
Metallurgical consulting	5,646	-	5,646	-	5,646
Net smelter royalty payments	150,000	-	150,000	-	150,000
Office and administrative	173,032	31,426	204,458	104,832	309,290
Option payments	4,345,022	132,011	4,477,033	-	4,477,033
Resources calculation	339,051	-	339,051	-	339,051
Surface access fees	445,643	74,058	519,701	41,799	561,500
Travel	614,047	40,647	654,694	10,749	665,443
Wages	2,182,463	163,541	2,346,004	34,026	2,380,030
Write-off of exploration and evaluation assets	(5,000,000)	-	(5,000,000)	-	(5,000,000)
Foreign exchange movement	(1,457,943)	382,402	(1,075,541)	740,651	(334,890)
	13,350,368	1,135,661	14,486,029	964,632	15,450,661
Ariel Copper Property
Acquisition costs	26,170	-	26,170	-	26,170
Annual mining taxes	3,881	3,417	7,298	-	7,298
Assaying	3,663	-	3,663	-	3,663
Camp and general	1,285	-	1,285	-	1,285
Office and administrative	3,772	-	3,772	-	3,772
Option payments	-	24,915	24,915	-	24,915
Geology	7,588	-	7,588	-	7,588
Travel	1,577	-	1,577	-	1,577
Wages	2,567	-	2,567	-	2,567
Write-off of exploration and evaluation assets	-	(78,835)	(78,835)	-	(78,835)
Foreign exchange movement	(4,869)	4,869	-	-	-
	45,634	(45,634)	-	-	-

Desierto Property
Staking	7,849	25,844	33,693	18,859	52,552
Foreign exchange movement	(679)	146	(533)	3,498	2,965
	7.170	25,990	33,160	22,357	55,517
Subtotal	$ 13,403,172	$ 1,116,017	$ 14,519,189	$ 986,989	$ 15,506,178

See accompanying notes to condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).  Its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company is primarily engaged in the acquisition and exploration of mineral properties and owns a significant portion of the Santa Gertrudis gold deposit in Mexico.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.”

2.

BASIS OF PREPARATION

(a)

Statement of compliance

These condensed interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2012 consolidated annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2012. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

4.

GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, mineral exploration.  The three key geographic segments are Canada, Mexico and United States. The Company has no discontinued operations.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	US	Total
As at March 31, 2013
Assets	$111,439	$15,736,057	$-	$15,847,496

As at December 31, 2012
Assets	$218,745	$14,757,483	$-	$14,976,228

For the quarter ended March 31, 2013
(Loss) for the period	$(98,697)	$(43,676)	$-	$(142,373)
Capital (expenditures)	$-	$(267,755)	$-	$(267,755)

For the quarter ended March 31, 2012
(Loss) for the period	$(88,998)	$(38,760)	$-	$(127,758)
Capital (expenditures)	$-	$(564,434)	$-	$(564,434)

5.

SHARE CAPITAL

(a)

Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

(b)

Performance bonus pool

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

5.

SHARE CAPITAL (Continued)

(c)

Share purchase option compensation plan

The Company established a 10% rolling stock option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants.  The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows: 25% vest 6 months after date of grant, 25% vest 9 months after the date of grant, and the remaining 50% vest 12 months after the date of grant.

The continuity of stock options for the three months ended March 31, 2013 is as follows:

Expiry date	Exercise Price ($)	December 31, 2012	Granted	Exercised	Expired/ cancelled	March 31, 2013
January 15, 2013	1.60	75,000	-	-	(75,000)	-
June 17, 2013	1.40	545,000	-	-	-	545,000
September 5, 2013	1.35	300,000	-	-	-	300,000
June 9, 2014	0.58	475,000	-	-	-	475,000
July 6, 2014	0.66	30,000	-	-	-	30,000
September 11, 2014	1.12	230,000	-	-	-	230,000
November 17, 2014	1.16	205,000	-	-	-	205,000
September 15, 2015	0.43	655,000	-	-	-	655,000
September 19, 2016	0.24	200,000	-	-	-	200,000
November 8, 2017	0.10	100,000	-	-	-	100,000
Options outstanding and exercisable		2,815,000	-	-	(75,000)	2,740,000

Weighted average exercise price ($)		$ 0.86	-	-	$1.60	$ 0.84

The weighted average remaining contractual life of options outstanding is 1.56 years.

The weighted average assumptions used to estimate the fair value of options for the periods ended March 31, 2013 and 2012 were:

	2013	2012
Risk-free interest rate	1.28%	1.42%
Annualized volatility	108%	111%
Expected dividend yield	Nil	Nil
Expected option life in years	5 years	5 years

Based on these variables, share-based payments for the options vested during the period ended March 31, 2013 were $2,576 (2012 - $11,968).

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

5.

SHARE CAPITAL (Continued)

(d)

Warrants

Warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2012	Granted	Exercised	Expired/ cancelled	March 31, 2013
June 17, 2013	0.30	2,537,500	-	-	-	2,537,500
October 26, 2013	0.30	6,000,000	-	-	-	6,000,000
Warrants outstanding and exercisable		8,537,500	-	-	-	8,537,500
Weighted average exercise price ($)		$ 0.30	-	-	-	$ 0.30

The weighted average remaining contractual life of warrants outstanding is 0.47 year.

(e)

Agent’s Warrants

Agent’s warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2012	Granted	Exercised	Expired/ cancelled	March 31, 2013
June 17, 2013 (1)	0.20	105,000	-	-	-	105,000
Agent’s warrants outstanding and exercisable		105,000	-	-	-	105,000
Weighted average exercise price ($)		$ 0. 20	-	-	-	$ 0. 20

The weighted average remaining contractual life of agent warrants outstanding is 0.21 years.

(1)

Each Agent’s warrant entitles the holder to purchase up to 105,000 units until June 17, 2013, at a price of $0.20 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.30 per share expiring June 17, 2013. A fair value $10,935 was assigned to the agent’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.48%, an expected life of 2 years, annualized volatility of 90%, and a dividend rate of 0%.

6.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for three months ended March 31, 2013 was based on the loss attributable to common shareholders of $142,373 (2012 – $127,758) and a weighted average number of common shares outstanding of 59,130,884 (2012 – 59,130,884).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

7.

EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Santa Gertrudis Property (Mexico)

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned by the Company.  The Company completed all its option payments in 2012 as follows:

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000	Paid
June 1, 2011	600,000	Paid
December 1, 2011	700,000	Paid

Total	$ 2,150,000

The 10 mineral claims were transferred into the Company’s name effective January 31, 2012.

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid
August 13, 2010	20,000	Paid
February 13, 2011	20,000	Paid
August 13, 2011	20,000	Paid
February 13, 2012	20,000	Paid
August 13, 2012	20,000	Paid
Final option payment	20,000	Paid

Total	$ 220,000

The claims were transferred into the Company’s name effective October 12, 2012.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended the original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued	-
July 24, 2010	100,000	Shares issued	-
January 24, 2011	110,000	Shares issued	-
July 24, 2011	127,500	Cash paid and 164,019 common shares issued	-
January 24, 2012	135,000	*	-
July 24, 2012	150,000	*	-

Total	$ 905,000		$ 45,000

* The Company and the optionor agreed to pay US$35,000 of the January 2012 payment on March 26, 2012, along with a US$20,000 extension fee and to postpone the 2012 payments to August 24, 2012 and February 24, 2013 respectively, to be paid in cash. In August 2012, the Company decided to let the option agreement lapse.

On February 25, 2013, the Company announced a letter of intent (“Letter of Intent”) was signed with Dore King Min SA de CV (“DKM”), a private Mexican gold mining company, which will work towards permitting, development, construction, and restarting gold production at the Santa Gertrudis Gold Project. The Letter of Intent was signed to establish a 50/50 arrangement whereby the Company will provide the mining claims at Santa Gertrudis along with its knowledge and exploration database, and DKM will provide the necessary funding to resume production at the Santa Gertrudis Gold Project.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Ariel Copper Property (Mexico)

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.  On May 28, 2010, the Company signed the final option agreement with the vendor. On December 16, 2010, the Company and the optionor amended the original agreement and postponed the option payments.

On November 6, 2012, the Company terminated the mining option agreement for Ariel Copper property and agreed to pay the vendor US$25,000 in lieu of all other payments required by the mining option agreement. The Company accrued US$25,000 on December 31, 2012 and wrote off $78,835 of its expenditures. Subsequent to the quarter end, on May 1, 2013, the Company made the US$25,000 payment to the optionor.

Desierto Property (Mexico)

In September 2011, the Company acquired the Desierto Project by way of staking. The Desierto property totals 27,757 hectares, located within the Sonora Gold Belt of western Sonora State, Mexico.

8.

MARKETABLE SECURITIES

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available-for-sale and valued at fair value.

March 31, 2013			December 31, 2012
Cost	Unrealized gain/(loss)	Fair market value	Cost	Unrealized gain/(loss)	Fair market value
$ 48,000	$ 2,400	$ 50,400	$ 56,000	$ 18,550	$ 74,550

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

9.

PROPERTY, PLANT AND EQUIPMENT

	Vehicle	Office equipment	Exploration equipment	Total
Cost
Balance as at January 1, 2012	$36,028	$7,935	$17,381	$61,344
Balance as at December 31, 2012	36,028	7,935	17,381	61,344
Balance as at March 31, 2013	$36,028	$7,935	$17,381	$61,344

Accumulated depreciation
Balance as at January 1, 2012	$18,668	$6,744	$5,874	$31,286
Depreciation for the year	12,810	1,191	1,402	15,403
Balance as at December 31, 2012	31,478	7,935	7,276	46,689
Depreciation for the period	2,730	-	364	3,094
Balance as at March 31, 2013	$34,208	$7,935	$7,640	$49,783

Carrying amounts
As at January 1, 2012	$17,360	$1,191	$11,507	$30,058
As at December 31, 2012	$4,550	$-	$10,105	$14,655
As at March 31,2013	$1,820	$-	$9,741	$11,561

10.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

For the three months ended March 31, 2013

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
John R. Wilson (b) Chief Executive Officer	24,106	n/a	n/a	Nil	24,106
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(c)	33,500	n/a	n/a	Nil	33,500
Total	57,606	n/a	n/a	Nil	57,606

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

10.

RELATED PARTY TRANSACTIONS (Continued)

For the three months ended March 31, 2012

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
John R. Wilson (b) Chief Executive Officer	36,490	n/a	n/a	11,968	48,458
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(c)	33,250	n/a	n/a	Nil	33,250
Total	69,740	n/a	n/a	11,968	81,708

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Mr. Wilson received a monthly amount of US$12,000 as management fees until April 2012. After May 2012, Mr. Wilson’s monthly management fee was reduced to US$8,000. Effective September 1, 2011, Mr. Wilson was the Chief Executive Officer.

(c)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting, shareholders’ communication and management fees for an accounting and administrative team of four people during fiscal 2013 and 2012.

Due to related parties:	Services for	As at March 31, 2013	As at December 31, 2012

Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$141,390	$111,035
John Wilson	Management fees	42,394	23,205
Total		$183,784	$134,240

Loan:		As at March 31, 2013	As at December 31, 2012
Pacific Opportunity Capital Ltd.	Loan	$250,000(d)	$100,000(d)

(d)

As at March 31, 2013, Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, advanced a loan in the amount $250,000 to the Company to be used for operating expenditures. The loan is non-interest bearing and due on the date that lender requests for repayment. Subsequently, on May 8, 2013, the Company repaid its loan to Pacific Opportunity Capital Ltd. in full.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

11.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect a $1 million exploration program by $10,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $300.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(Presented in Canadian dollars; Unaudited)

11.

FINANCIAL INSTRUMENTS (Continued)

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$234,452	$-	$-	$234,452
Marketable securities	50,400	-	-	50,400
	$284,852	$-	$-	$284,852

12.

MANAGEMENT OF CAPITAL RISK

The Company considers its capital to be its shareholders’ equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

13.

SUBSEQUENT EVENT

On May 10, 2013, the Company completed the non-brokered private placement for gross proceeds of $625,000 by issuing 12,500,000 units at $0.05 per unit (the “Unit”). Each Unit comprised of one common share and a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share for a period of 36 months at an exercise price of $0.10. All securities issued are subject to a four-month hold period expiring September 10, 2013.